November 5, 2018

Stephan Wallach
Chief Executive Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

       Re: Youngevity International, Inc.
           Registration Statement on Form S-3
           Filed October 17, 2018
           File No. 333-227866

Dear Mr. Wallach:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed on October 17, 2018

General

1. We note that Exhibit 99.1 of your Current Report on Form 8-K filed September 21, 2018 discloses that you have entered the cannabis industry. Please revise your registration statement to clearly describe your business in the cannabis industry and the risks to the company from engaging in this business, including possible law enforcement consequences under federal and state laws.
2. We note that you are attempting to register the resale by the selling stockholders of
       1,394,726 shares of common stock issuable upon the exercise of Series C Preferred Stock
       Warrants. Please be advised that we believe it is premature to register for resale shares of
 Stephan Wallach
FirstName LastNameStephan Wallach
Youngevity International, Inc.
Comapany 5, 2018
November NameYoungevity International, Inc.
November 5, 2018 Page 2
Page 2
FirstName LastName
         your common stock underlying Series C Preferred Stock Warrants that are not yet outstanding. In this regard, we note that the Warrants will be issued upon the exercise of the Series C Preferred Stock that is voluntarily converted to shares of your Common
         Stock. Accordingly, please amend your registration statement to remove from registration the resale of any shares of common stock that are issuable upon conversion of shares of your Series C Preferred Stock Warrants that are not yet outstanding. Alternatively, please provide us with your analysis as to why it is appropriate to register the resale of common stock underlying the Warrants. Refer generally, to Question 134.01 of our Securities Act
         Sections Compliance and Disclosure Interpretations.
3. We note that you are registering for resale 367,805 True-up Shares of common stock. We also note that you will issue "to the PIPE Selling Stockholders additional shares of [y]our
         Common Stock (the "True-up Shares") within the expiration of the Subscription Pricing
         Period" and that such issuance will occur "in the event that the average of the 15 lowest closing prices for [y]our Common Stock during the period beginning on date of execution of such Purchase Agreement and ending on the date 90 days from the effective date of the registration statement...is less than $4.75 per share." In this regard, it appears that some of the shares being registered for resale have not been issued to the selling shareholder.
         Provide us with an analysis as to why you believe that the selling shareholder is irrevocably bound to purchase, and is at market risk for, the True-up shares being registered for resale.

         Please note that if the selling shareholder was not irrevocably bound to purchase the shares and at market risk with respect to those shares at the time you register the resale, the private placement of those shares has not been completed, and you will not be able to register the resale with respect to those shares. In that event, you will have to remove those shares from this registration statement and, if desired, file a new registration statement to register those shares no sooner than the date that the selling shareholder becomes irrevocably bound to purchase and is at market risk with respect to those shares.
         For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations
         relating to Securities Act Sections.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stephan Wallach
Youngevity International, Inc.
November 5, 2018
Page 3

       You may contact Jennifer L pez, Staff Attorney, at 202-551-3792 or Lilyanna Peyser,
Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameStephan Wallach                        Sincerely,
Comapany NameYoungevity International, Inc.
                                                         Division of
Corporation Finance
November 5, 2018 Page 3                                  Office of Consumer
Products
FirstName LastName